3 Sisters Garlic LLC

Profit and Loss
January - December 2020

	TOTAL
Income	
Sales	32,236.02
Uncategorized Income	1.00
Total Income	**$32,237.02**
Cost of Goods Sold	
Cost of Goods Sold	2,179.74
Shipping	465.96
Total Cost of Goods Sold	**$2,645.70**
GROSS PROFIT	**$29,591.32**
Expenses	
Advertising & Marketing	2,816.22
Bank Charges & Fees	137.68
Car & Truck	6,408.83
Contractors	1,675.00
Insurance	700.85
Job Supplies	2,558.03
Legal & Professional Services	1,020.50
Meals & Entertainment	616.95
Office Supplies & Software	2,050.88
Rent & Lease	1,681.60
Repairs & Maintenance	1,462.42
Supplies & Materials	5,869.83
Taxes & Licenses	200.00
Travel	310.91
Utilities	122.40
Total Expenses	**$27,632.10**
NET OPERATING INCOME	**$1,959.22**
NET INCOME	**$1,959.22**

3 Sisters Garlic LLC

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Credit Card	3,412.00
Equipment	1,000.00
KeyBank Basic Business Checking (2159)	3,421.65
Postage	133.60
Total Bank Accounts	**$7,967.25**
Other Current Assets	
Inventory	9,095.46
Total Other Current Assets	**$9,095.46**
Total Current Assets	**$17,062.71**
TOTAL ASSETS	**$17,062.71**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Opening Balance Equity	57.39
Owner's Investment	15,066.10
Retained Earnings	-20.00
Net Income	1,959.22
Total Equity	**$17,062.71**
TOTAL LIABILITIES AND EQUITY	**$17,062.71**

3 Sisters Garlic LLC

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	1,959.22
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Inventory	-9,095.46
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-9,095.46**
Net cash provided by operating activities	**$ -7,136.24**
FINANCING ACTIVITIES	
Opening Balance Equity	57.39
Owner's Investment	15,066.10
Retained Earnings	-20.00
Net cash provided by financing activities	**$15,103.49**
NET CASH INCREASE FOR PERIOD	**$7,967.25**
CASH AT END OF PERIOD	**$7,967.25**